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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

            Under the Securities Exchange Act of 1934


                         EZCONNECT, INC.
                 -------------------------------
                         (Name Of Issuer)

                     Series A Preferred Stock
                  -----------------------------
                  (Title of Class of Securities)

                               N/A
                          -------------
                          CUSIP Number)

Tod M. Turley, 2900 South Townsgate Road, Suite 200, Westlake Village, CA 91361 (805) 557-9906
-----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


                         October 17, 2000
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D

CUSIP NO. N/A

1.  Name of Reporting Person:  SSMB Holdings, LLC

    S.S. or I.R.S. Identification No. of Above Person:  77-0464768

2.  Check the Appropriate Box if a Member of a Group:  [ ]

3.  SEC Use Only

4.  Source of Funds:  N/A

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization:  Nevada, USA

7.  Sole Voting Power:  1,102,459

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power:  1,102,459

10. Shared Dispositive Power:  -0-

11. Aggregate Amount Beneficially owned by Each Reporting Person: 1,102,459

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares: N/A

13. Percent of Class Represented by Amount in Row (11): At October 17, 2000, the 1,102,459 shares would represent 44.09% of the total issued and outstanding shares of Preferred Stock. Each share of Preferred Stock is convertible to one share of Common Stock, at the option of the beneficial owner, subject to automatic conversion on the occurrence of certain events, prior to and including October 17, 2002. As of the date of this filing, the Issuer has 4,324,342 shares of common stock issued and outstanding. Assuming the Preferred Stock was converted to Common Stock, such conversion shares would then represent 20.31% of the then 5,426,801 shares of Common Stock issued and outstanding.

14. Type of Reporting Person: 00

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Item 1.  Security and Issuer:

This statement relates to shares of Preferred Stock of EZConnect, Inc. (the "Issuer") whose address is 2900 Townsgate Road, Suite 200, Westlake Village, CA 91361.

Item 2.  Identity and Background:

(a) The SSMB Holdings, LLC, is a Nevada limited liability company established by Tod M. Turley, the current Senior Vice President of EZConnect, Inc.

(b) The SSMB Holdings, LLC business address is 2900 Townsgate Road, Suite 200, Westlake Village, CA 91361.

(c) The SSMB Holdings, LLC was established by Tod M. Turley for asset protection and estate planning purposes.

(d)  The SSMB Holdings, LLC has not been involved in any criminal proceeding;

(e) The SSMB Holdings, LLC has not been a party to a civil proceeding of a judicial or administrative body; and

(f) The SSMB Holdings, LLC is limited liability company organized under the laws of the state of Nevada.

Item 3.  Source and Amount of Funds or other Consideration:

SSMB Holdings, LLC acquired 1,102,459 shares of the Issuer's Preferred Stock in exchange for shares of Encore Wireless, Inc., a California corporation, in connection with the acquisition of Encore Wireless, Inc. by the Issuer. SSMB Holdings, LLC was a shareholder of Encore Wireless, Inc.

Item 4.  Purpose of Transaction:

The securities were acquired for investment purposes only. SSMB Holdings, LLC has no plans with respect to:

(a) The acquisition of additional securities of the Issuer or of the disposition of any securities of the Issuer except as stated;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other transactions which may impede the acquisition of control of the Issuer by any person;
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(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of October 17, 2000, SSMB Holdings, LLC owned 1,102,459 shares of the Issuer's outstanding Preferred Stock at that date. Tod M. Turley, the current Senior Vice President of the Issuer, is the Manager of SSMB Holdings, LLC.
Tod M. Turley has been granted options to purchase up to an additional 750,000 shares of the Issuer's common stock pursuant to an employment agreement dated October 17, 2000. The options vest on the completion of certain management business objectives during the term of Mr. Turley's employment agreement.

(b) SSMB Holdings, LLC has sole power to vote the 1,102,459 shares of the Issuer's preferred stock. The holders of the Preferred Stock shall be entitled to one vote for each share of Common Stock into which the Preferred Stock may be converted, and to vote with the Common Stock of the Corporation on all matters submitted to a vote of Common Stockholders for all purposes. The holders of the Preferred Stock and Common stockholders may vote together as one class on all matters submitted to shareholder vote of the Issuer.

(c) During the past 60 days, SSMB Holdings, LLC has not engaged in any transactions involving the Issuer's securities.

(d) SSMB Holdings, LLC has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock it holds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SSMB Holdings, LLC is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer; except that the 937,500 shares of the Preferred Stock have been placed in an escrow to be released subject to certain earn-out provisions.

Item 7.  Materials to be filed as Exhibits. None.

Signature: After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2000

The SSMB Holdings, LLC


___________________________________
/S/ Tod M. Turley, Manager
Signature/Title